FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of November, 2003

Commission File Number 1-11080

                       THE ICA CORPORATION HOLDING COMPANY
                       -----------------------------------
                 (Translation of registrant's name into English)

                                Mineria No. #145
                                ----------------
                                11800 Mexico D.F.
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F...X.....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


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                     ENGLISH TRANSLATION OF SPANISH ORIGINAL

MATERIAL EVENT

EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.

Mexico City, November 17, 2003.

Empresas ICA Sociedad Controladora, S.A. de C.V., held a general shareholders' meeting today; the shareholders' meeting was called pursuant to a notice published in the El Universal newspaper on October 31, 2003.

I.- The general shareholders' meeting was called to order at 11:00am. The general shareholders' meeting approved various resolutions relating to:

      (i)   the cancellation of treasury shares;
      (ii)  the Company's financial restructuring program; and
      (iii) an increase in capital stock, divided into two stages, which was proposed by the Company's board of directors and approved by the general shareholders' meeting in order to: (a) provide the resources required by the Company to carry out its financial restructuring program and (b) maintain sufficient shares in the Company's treasury to ensure the Company's timely compliance with its obligations derived from its outstanding convertible debentures and incentive programs for its officers and employees.

II.-The following events which were on the shareholders' meeting's agenda are noteworthy:

      (i) The cancellation of 71,736,606 treasury shares, without par value, which had been reserved as follows: (a) 40,826,063 shares for the conversion of convertible debentures into shares, (b) 12,364,217 shares for the stock purchase plan and (c) 18,546,326 shares for the stock option plan.
      (ii) The approval of the Company's financial restructuring program and the delegation to the Company's board of directors of the powers necessary to carry out such plan.
      (iii) An increase in the variable portion of the Company's capital stock, through the issuance of new shares, as follows: (a) an initial stage increasing the variable portion of capital stock by Ps.91,969,303.28 (ninety-one million, nine hundred sixty-nine thousand, three hundred three and 28/100 pesos), through the issuance of 83,218,054 ordinary shares, without par value, which will be offered to the Company's current shareholders for subscription and payment at a price of Ps.3.75 per share, with a theoretical value of Ps.1.1051604654 per share, with any excess considered a share purchase premium. Once the subscription right has been authorized, any surplus shares from the first stage will be destined to: (aa) 52,307,511 treasury shares reserved for the conversion of the convertible debentures; (bb) 12,364,217 treasury shares reserved for the stock purchase plan and
            (cc) 18,546,326 treasury shares reserved for the stock option plan;
            (b) A second stage increasing the variable portion of capital stock to obtain new resources to fund the financial restructuring program was approved in the amount of Ps.2,486,245,732.00 (two billion, four hundred eighty-six million, two hundred forty-five thousand, seven hundred thirty-two pesos), through the issuance of 1,243,122,866 new ordinary shares, without par value, which will be offered for subscription and payment by the Company's current shareholders at a price of Ps. 2.00 per share, the proceeds of which will be destined entirely to the equity of the Company with no share purchase premium for this stage. If both stages are subscribed completely and the financial restructuring program is carried out, the average theoretical value of the Company's shares will be adjusted to Ps.1.7017201551 per share.
      (iv) The general shareholders' meeting resolved that any shares issued as part of the first stage of the capital increase be destined, once the preemptive rights period has expired, for the purposes established by the Company to meet its obligations derived from its outstanding convertible debentures and its incentive programs.
      (v) In regards to the second stage of the capital increase, the general shareholders' meeting resolved to delegate to the Company's board of directors the authority to solicit any third party to subscribe for shares not subscribed by shareholders in exercise of their preemptive rights during the subscription period established by law; with the objective of obtaining the proceeds required to carry out the financial restructuring program, including the solicitation of Inversora Bursatil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa ("Inbursa"), in accordance with the Collaboration Agreement for the Subscription of Shares. As has been previously communicated to investors, Inbursa, directly or acting on behalf of any third party, may participate in the capital increase and support the financial strengthening process of the Company. It was also resolved that the board of directors be delegated the widest powers to modify or add to any of the conditions of the Collaboration Agreement for the Subscription of Shares with Inbursa, based on terms as determined by the Company's board of directors.
      (vi) Considering the foreign ownership restrictions in the Company's bylaws, the general shareholders' meeting resolved that participants in the capital increase must be Mexican citizens or Mexican corporations with a clause excluding foreigners. However, it was also resolved that the Company should carry out, to the extent possible, a new issuance of Ordinary Participation Certificates under the Trust administered by Banco Nacional de Mexico, or by any other fiduciary, without such action implying that the Company is offering subscription rights to shareholders in any jurisdiction other that the United Mexican States, considering the foreign ownership restrictions in the Company's bylaws and the urgency in successfully implementing the Company's financial restructuring program. The shares issued as a consequence of the capital increase will be registered in the Securities Section of the National Securities Registry of the National Banking and Securities Commission and in the Mexican Stock Exchange. The registration in the National Securities Registry does not imply any certification whatsoever regarding the value or solvency of the Issuer. Shareholders are notified that the offering of the share subscription will only take place in Mexico and the subscription rights can only be exercised through SD Indeval, S.A. de C.V. (INDEVAL). Current shareholders should contact their broker for information related to the exercise of their subscription rights. The rights offering will not be registered in any jurisdiction outside Mexico, and may be restricted by applicable law in certain jurisdictions. In particular, the rights offering will not be registered in the United States under the Securities Act Of 1933, as amended (the "Securities Act') and the rights may not be offered to or exercised by any person in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements under the Securities Act. Shares that will be issued as a result of the capital increase can only be subscribed by physical or legal persons that comply with the prerequisites of the applicable law and bylaws of the issuer. In this regard, the fifth clause of the Company' bylaws specifies that only Mexican citizens or Mexican corporations with a clause excluding foreigners may subscribe for new shares of the Company.
      (vii) As previously agreed by the Company's board of directors, it was resolved to proceed with the issuance and exchange of new shares. With the understanding that the subscription rights of both stages of the capital increase will only be available to current shareholders and that any exchange will be a subsequent event once the Company's board of directors has resolved upon the issue.

III.- During the extraordinary general shareholders' meeting held yesterday at 1:00 PM, various amendments to the bylaws were approved in order to bring the bylaws into accordance with the General Dispositions Applicable to Security Issuers and Other Participants in the Stock Exchange and other amendments regarding the minimum fixed portion of equity, without modifying the number of outstanding shares and means for preemptive rights resulting from capital increases that do not imply a transfer of new resources by the shareholders, among others.

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2003


                                          Empresas ICA Sociedad Controladora,
                                          S.A. de C.V.

                                          /s/ JOSE LUIS GUERRERO
                                          --------------------------------
                                          Name:   Dr. Jose Luis Guerrero
                                          Title:  Vice President, Finance